Exhibit 99.1

Ayr Receives Final License to Sell Adult-Use Cannabis in the Heart of Boston’s Back Bay, the Company’s First Adult-Use Dispensary in Greater Boston

MIAMI, May 12, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that the Massachusetts Cannabis Control Commission (“CCC” or the “Commission”) has granted a final license for the sale of adult-use cannabis at its AYR Back Bay dispensary in Boston. The CCC voted to grant the final license at its meeting on May 12, 2022.

“Our Boylston Street dispensary is the first adult-use dispensary in the Back Bay – one of the most sought-after neighborhoods in the city,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Located directly across from the Prudential Center, one of Boston’s premier shopping destinations which receives 60,000 visitors per day, next to the Apple Store, and surrounded by destination bars and restaurants set within one of Boston’s premier residential communities, we believe this will be one of our highest-traffic retail locations across the country.”

"Ayr was built on the premise that business can aspire to be more than just a good neighbor. It can also be a platform to serve as a Force for Good in our local communities and broader world. We are excited for the opportunity to be leaders investing in Back Bay and surrounding communities in Greater Boston. For those of you who have followed our journey, you know how excited we’ve been to take this step, and now we look forward to opening AYR Back Bay’s doors in June.”

The Boston dispensary executed a Host Community Agreement (“HCA”) with the City of Boston’s Cannabis Board on November 16, 2020. The Company executed two additional HCAs in the Greater Boston area in October 2020 -- one in Watertown and a second in Somerville, where the Company currently operates a medical dispensary. Ayr will continue to work closely with the CCC to move toward final approval to commence adult-use operations at all three locations.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com